Exhibit 12

Computation of Ratios

Net Income Per Share	= Net Income/Average Common Shares Outstanding

Cash Dividends Per Share	= Dividends Paid/Actual Common Shares Outstanding

Book Value Per Share	= Total Shareholders’ Equity/Actual Common Shares Outstanding

Return on Average Assets	= Net Income/Average Assets

Return on Average Shareholders’ Equity	= Net Income/Average Shareholders’ Equity

Net Interest Margin	= Net Interest Income/Average Earning Assets

Noninterest Expense to Average Assets	= Noninterest Expense/Average Assets

Efficiency Ratio	= (Noninterest Expense-Other Real Estate Owned Expense-Amortization of Intangibles)/(Net Interest Income + Noninterest Income-Security Losses)

Average Loans to Deposits	= Average Net Loans/Average Deposits Outstanding

Dividend Payout	= Dividends Declared/Net Income

Average Shareholders’ Equity to Average Assets	= Average Shareholders’ Equity/Average Assets

Tier I Capital Ratio	= Shareholders’ Equity – Net Unrealized Gains on Available for Sale Securities-Intangible Assets +Qualifying Capital Securities (Tier I Capital)/ Risk Adjusted Assets

Total Capital Ratio	= (Tier I Capital +Qualifying Tier II Capital Securities +Allowance for Loan Losses +Qualifying Portion of Unrealized Gains on Available for Sale Marketable Equity Securities)/Risk Adjusted Assets

Tier I Leverage Ratio	= Tier I Capital/Average Assets

Net Charge-offs to Average Loans	= (Gross Charge-offs – Recoveries)/ Average Net Loans

Non-performing Loans to Period End Loans	= (Nonaccrual Loans + Loans Past Due 90 Days or Greater)/ Loans Net of Unearned Income

Non-performing Assets to Period End Assets	= (Nonaccrual Loans + Loans Past Due 90 Days or Greater + Other Real Estate Owned)/Total Assets

Allowance for Loan Losses to Period End Loans	= Loan Loss Reserve/Loans Net of Unearned Income

Allowance for Loan Losses to Non-Performing Loans	= Loan Loss Reserve/(Nonaccrual Loans + Loans Past Due 90 days or Greater)